SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 28 February 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1  Transaction in Own Shares released on 01 February 2006
1.2  Transaction in Own Shares released on 02 February 2006
1.3  Transaction in Own Shares released on 03 February 2006
1.4  Transaction in Own Shares released on 06 February 2006
1.5  Transaction in Own Shares released on 07 February 2006
1.6  Transaction in Own Shares released on 08 February 2006
1.7  Transaction in Own Shares released on 09 February 2006
1.8  Transaction in Own Shares released on 10 February 2006
1.9  Transaction in Own Shares released on 13 February 2006
2.0  Additional Listing released on 13 February 2006
2.1  Director/PDMR Shareholding released on 13 February 2006
2.2  Transaction in Own Shares released on 14 February 2006
2.3  Transaction in Own Shares released on 15 February 2006
2.4  Transaction in Own Shares released on 16 February 2006
2.5  Transaction in Own Shares released on 17 February 2006
2.6  Director/PDMR Shareholding released on 17 February 2006
2.7  Transaction in Own Shares released on 20 February 2006
2.8  Transaction in Own Shares released on 21 February 2006
2.9  Director/PDMR Shareholding released on 21 February 2006
3.0  Transaction in Own Shares released on 22 February 2006
3.1  Director/PDMR Shareholding released on 22 February 2006
3.2  Director/PDMR Shareholding released on 22 February 2006
3.3  Director/PDMR Shareholding released on 22 February 2006
3.4  Transaction in Own Shares  released on 23 February 2006
3.5  Transaction in Own Shares  released on 24 February 2006
3.6  Transaction in Own Shares  released on 27 February 2006
3.7  Transaction in Own Shares  released on 28 February 2006

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 February 2006

BP p.l.c. announces that on 31 January 2006, it purchased 3,500,000 ordinary shares at prices between 679.5 pence and 692.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,052,430,301 ordinary shares in Treasury, and has 20,597,482,374 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  2 February 2006

BP p.l.c. announces that on 1 February 2006, it purchased 3,000,000 ordinary shares at prices between 670.5 pence and 677.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,055,430,301 ordinary shares in Treasury, and has 20,594,890,349 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 February 2006

BP p.l.c. announces that on 2 February 2006, it purchased 4,000,000 ordinary shares at prices between 659.0 pence and 671.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 2 February 2006 it transferred to participants in its employee share schemes 39,579 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,059,390,722 ordinary shares in Treasury, and has 20,593,311,596 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 February 2006

BP p.l.c. announces that on 3 February 2006, it purchased 5,000,000 ordinary shares at prices between 650.0 pence and 660.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,064,390,722 ordinary shares in Treasury, and has 20,589,809,843 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 February 2006

BP p.l.c. announces that on 6 February 2006, it purchased 3,500,000 ordinary shares at prices between 662.5 pence and 671.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,067,890,722 ordinary shares in Treasury, and has 20,586,859,688 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 February 2006

BP p.l.c. announces that on 7 February 2006, it purchased 5,314,000 ordinary shares at prices between 644.50 pence and 646.0 pence per share and between 1125.00 cents and 1135.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,073,204,722 ordinary shares in Treasury, and has 20,581,722,499 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 February 2006

BP p.l.c. announces that on 8 February 2006, it purchased 13,382,000 ordinary shares at prices between 634.00 pence and 650.00 pence per share and between 1110.83 cents and 1118.83 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 8 February 2006 it transferred to participants in its employee share schemes 12,630 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,086,574,092 ordinary shares in Treasury, and has 20,568,408,063 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 February 2006

BP p.l.c. announces that on 9 February 2006, it purchased 9,290,000 ordinary shares at prices between 644.50 pence and 651.5 pence per share and between 1127.17 cents and 1135.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,095,864,092 ordinary shares in Treasury, and has 20,559,305,717 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 February 2006

BP p.l.c. announces that on 10 February 2006, it purchased 12,364,000 ordinary shares at prices between 640.00 pence and 647.50 pence per share and between 1115.50 cents and 1134.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,108,228,092 ordinary shares in Treasury, and has 20,547,020,492 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.      Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. -  Additional Listing
BP p.l.c. -  13 February 2006

                            BP p.l.c.("the Company")

                    ---------------------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 40,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 15 February 2006 and trading will commence on 16 February 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


Schemes                                                   Shares

EXECUTIVE SHARE OPTION SCHEMES                          40,000,000



When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 February 2006

We were advised on 10 February 2006, by Computershare Plan Managers that on 10 February 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.48 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr. I. C. Conn                      51 shares
Dr. A.B. Hayward                    51 shares
Mr. J.A. Manzoni                    51 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    51 shares

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 February 2006

BP p.l.c. announces that on 13 February 2006, it purchased 6,259,200 ordinary shares at prices between 642.00 pence and 647.50 pence per share and between 1116.33 cents and 1129.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,114,487,292 ordinary shares in Treasury, and has 20,540,911,864 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 February 2006

BP p.l.c. announces that on 14 February 2006, it purchased 8,502,000 ordinary shares at prices between 641.00 pence and 649.00 pence per share and between 1108.50 cents and 1121.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,122,989,292 ordinary shares in Treasury, and has 20,532,461,158 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 February 2006

BP p.l.c. announces that on 15 February 2006, it purchased 8,358,000 ordinary shares at prices between 639.50 pence and 651.50 pence per share and between 1106.67 cents and 1140.00 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 15 February 2006 it transferred to participants in its employee share schemes 55,414 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,131,291,878 ordinary shares in Treasury, and has 20,524,197,582 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 February 2006

BP p.l.c. announces that on 16 February 2006, it purchased 7,070,000 ordinary shares at prices between 644.50 pence and 654.00 pence per share and between 1126.50 cents and 1135.83 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 16 February 2006 it transferred to participants in its employee share schemes 2,875,362 ordinary shares, free of charge. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,135,486,516 ordinary shares in Treasury, and has 20,517,277,110 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 February 2006

The Company announces that on 16 February 2006, performance share awards (Awards) were made to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan).

Director                              Max number of Ordinary Shares
                                      in the Company under Award

Lord Browne                                 1,761,249
Dr D C Allen                                  383,200
Mr I C Conn                                   383,200
Dr A B Hayward                                383,200
Mr J A Manzoni                                383,200

                                    Max number of ADSs under Award

Dr B E Grote                                   78,405

These shares pertain to the 2006-2008 performance period. The number of Shares/ ADSs set out above is the maximum number which may vest under the Award. The actual number of Shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2008. These performance conditions remain as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Accounts 2004. In addition, each Director will be entitled to additional Shares/ADSs representing the value of reinvested dividends on those Shares/ADSs which vest.

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 February 2006

BP p.l.c. announces that on 17 February 2006, it purchased 6,000,000 ordinary shares at prices between 652.50 pence and 661.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,141,486,516 ordinary shares in Treasury, and has 20,514,212,725 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 February 2006

BP p.l.c. announces that on 20 February 2006, it purchased 3,400,000 ordinary shares at prices between 661.00 pence and 670.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,144,886,516 ordinary shares in Treasury, and has 20,510,893,073 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 21 February 2006

BP p.l.c. was notified yesterday, 20 February 2006, by Mr I.C. Conn, Director of BP p.l.c., that he acquired 160,000 BP Ordinary shares (ISIN number GB0007980591) on 20 February 2006 at GBP3.88 per share through the exercise of options to purchase shares under the Executive Share Option Scheme and on 20 February 2006 he sold 10,000 shares at a price of GBP6.545 per share, 75,000 shares at a price of GBP6.555 per share and 75,000 shares at a price of GBP6.547908 per share.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 February 2006

BP p.l.c. announces that on 21 February 2006, it purchased 8,610,000 ordinary shares at prices between 663.50 pence and 670.50 pence per share and between 1149.17 cents and 1163.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,153,496,516 ordinary shares in Treasury, and has 20,502,604,563 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 February 2006

BP p.l.c. was informed yesterday, 21 February 2006, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transactions. Following awards by the Company's Remuneration Committee under the BP 2003 Long Term Performance Plan and the Executive Directors' Incentive Plan in respect of the performance period 2003-2005 under the respective plans the following Directors of BP p.l.c. acquired interests in the numbers of the Company's shares shown opposite their names below on 13 February 2006:-

The Lord Browne of Madingley            474,384 Ordinary Shares
Dr D C Allen                            147,783 Ordinary Shares
Mr I C Conn                              68,250 Ordinary Shares
Dr A B Hayward                          147,783 Ordinary Shares
Mr J A Manzoni                          147,783 Ordinary Shares

The Trustee of the BP Employee Share Ownership Trust purchased 985,983 BP Ordinary shares at GBP6.465 per share on 13 February 2006 to satisfy these awards. Each Director acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 20 February 2006 at GBP6.465 per share to meet the Director's tax liability on the award of these shares:-

The Lord Browne of Madingley            194,498 Ordinary Shares
Dr D C Allen                             60,592 Ordinary Shares
Mr I C Conn                              27,983 Ordinary Shares
Dr A B Hayward                           60,592 Ordinary Shares
Mr J A Manzoni                           60,592 Ordinary Shares

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 February 2006

BP p.l.c. was informed yesterday, 21 February 2006, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transaction. Following an award by the Company's Remuneration Committee under the BP 2000 Long Term Performance Plan (Deferral) Mr I C Conn, a Director of BP p.l.c., acquired an interest in 18,119 Ordinary Shares (ISIN number GB0007980591) on 13 February 2006. The Trustee of the BP Employee Share Ownership Trust purchased BP Ordinary shares at GBP6.465 per share on 13 February 2006 to satisfy this award. Mr Conn acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of Mr Conn 7,429 Ordinary Shares on 20 February 2006 at GBP6.465 per share to meet the Director's tax liability on the award of these shares.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 February 2006

BP p.l.c. was advised yesterday, 21 February 2006, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transaction. Following an award to Dr B E Grote by the Company's Remuneration Committee on 13 February 2006 under the Executive Directors' Incentive Plan in respect of the performance period 2003-2005, Dr B E Grote acquired an interest in 17,231 American Depositary Shares (equivalent to 103,386 Ordinary Shares) on 13 February 2006. The Trustee of the BP Employee Share Ownership Trust purchased 17,231 American Depositary Shares on 13 February 2006 at $67.7642 per share to satisfy this award.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 February 2006

BP p.l.c. announces that on 22 February 2006, it purchased 9,158,000 ordinary shares at prices between 648.50 pence and 658.50 pence per share and between 1125.00 cents and 1137.17 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 22 February 2006 it transferred to participants in its employee share schemes 66,898 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,162,587,618 ordinary shares in Treasury, and has 20,494,972,586 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 February 2006

BP p.l.c. announces that on 23 February 2006, it purchased 7,960,000 ordinary shares at prices between 642.00 pence and 649.00 pence per share and between 1119.17 cents and 1129.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,170,547,618 ordinary shares in Treasury, and has 20,487,605,168 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 February 2006

BP p.l.c. announces that on 24 February 2006, it purchased 4,400,000 ordinary shares at prices between 644.00 pence and 648.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,174,947,618 ordinary shares in Treasury, and has 20,484,161,015 ordinary shares in issue
(excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 February 2006

BP p.l.c. announces that on 27 February 2006, it purchased 6,218,000 ordinary shares at prices between 643.00 pence and 651.50 pence per share and between 1118.83 cents and 1122.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,181,165,618 ordinary shares in Treasury, and has 20,478,281,375 ordinary shares in issue
(excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 March 2006                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary